FOR IMMEDIATE RELEASE - CALGARY, ALBERTA - DECEMBER 1, 2006

BAYTEX ENERGY TRUST ANNOUNCES RESTATEMENT OF U.S. GAAP FINANCIAL STATEMENTS RECONCILIATION

Baytex Energy Trust (TSX: BTE.UN; NYSE: BTE) (the “Trust”) announces its intent to restate its financial statements prepared under Generally Accepted Accounting Principles (“GAAP”) in the United States for the fiscal years from 2003 to 2005. These restatements are required in order to amend previously issued reconciliations between financial statements prepared under Canadian GAAP and U.S. GAAP. No changes to any financial statements prepared under Canadian GAAP or to any reported revenue and cash flow from the operations of the Trust are required as a result of these restatements. These restatements will be filed through an amended Form 40-F for the year ended December 31, 2005 with the U.S. Securities and Exchange Commission.

In November 2006, it was identified through an internal verification process that the Trust incorrectly accounted for certain Canadian - U.S. GAAP differences for 2005 and prior years. In aggregate, the required amendments result in an aggregate increase in accumulated earnings as reported under U.S. GAAP of $170.6 million to December 31, 2005. Details of the changes and their impact are summarized as follows.

Units of the Trust are not considered to be permanent equity under U.S. GAAP, rather they are presented as temporary equity at their redemption value. The difference between redemption value and carrying value under Canadian GAAP is recorded as an adjustment to accumulated income. In 2005 and prior years, the Trust did not recognize the effect on accumulated income from the change in the carrying amount of its unit capital and exchangeable shares when they were recorded at their redemption value and reclassified to temporary equity. This has been corrected and prior year amounts have been restated. These changes affected only the balance sheets and have no impact on reported net income. The net result is that accumulated income as at December 31, 2005 is being increased by $177.5 million (2004 - increase $141.7 million).

Under Canadian GAAP, when the Trust’s exchangeable shares are converted to trust units, the transaction is treated as a step acquisition under CICA Handbook Section 1581 - “Business Combinations”. To account for this step acquisition, the difference between the fair value and the book value of the converting exchangeable shares is tax affected and added to petroleum and natural gas assets. The offset is credited to future tax liability and trust unit capital. Under U.S. GAAP, the exchangeable shares are considered to be a component of temporary equity and, therefore, no step acquisition is considered to have occurred. For the years 2003 through 2005, the reversals of the step acquisitions in reconciling the financial statements between Canadian GAAP and U.S. GAAP were incorrectly recorded. The correction has resulted in a cumulative decrease in petroleum and natural gas assets as at December 31, 2005 of $45.8 million (2004 - $35.2 million), and a decrease in future income tax liability of $17.1 million (2004 - $13.3 million). The adjustments have no effect on reported net income.

In 2005, the change in the fair value of the interest rate swap under U.S. GAAP was accounted for incorrectly. As a result of the adjustment to the fair value of this derivative instrument, net income decreased by $6.5 million, future income tax liability decreased by $4.3 million, an decrease in current assets of $5.4 million and an increase in current liabilities of $5.4 million. In addition, the add back to US GAAP income for non-controlling interest deducted under Canadian GAAP is reduced by $0.4 million, resulting in a further decrease in net income of $0.4 million. Both basic and diluted net income per unit was decreased by $0.10.

Under U.S. GAAP the conversion feature of the Trust’s convertible debentures is not separated from the underlying debenture as is required under Canadian GAAP. The U.S. GAAP reconciliation as previously disclosed did not reverse the Canadian GAAP treatment of the conversion feature. To correct this, convertible debentures have been increased by $3.7 million and the conversion feature has been decreased by $3.7 million. The adjustments have no effect on reported net income

Baytex Energy Trust is a conventional oil and gas income trust focused on maintaining its production and asset base through internal property development and delivering consistent returns to its unitholders. Trust units of Baytex are traded on the Toronto Stock Exchange under the symbol BTE.UN and on the New York Stock Exchange under the symbol BTE.

For further information, please contact:

Baytex Energy Trust
Ray Chan, President and C.E.O	Telephone: (403) 267-0715
Derek Aylesworth, Chief Financial Officer	Telephone: (403) 538-3639
Erin Hurst, Investor relations	Telephone: (403) 538-3681

Toll Free Number 1-800-524-5521
Website: www.baytex.ab.ca